FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the National Securities Commission dated April 17, 2012

Note I/YPF No. 12/2012

Buenos Aires, April 17, 2012

To the
Comisión Nacional de Valores
(National Securities Commission)

Dear Sirs:

I have the pleasure of addressing the National Securities Commission in order to comply with the provisions of Article 8 under Chapter III of the National Securities Commission Regulation.

In this regard, I hereby inform you that within the framework of National Executive Power Decree No. 530/12, in accordance with article 3 of that Decree which grants me the powers conferred by YPF S.A.’s bylaws on the Board and/or the President of the company, I have appointed the following delegates who will be responsible for the areas detailed below:

•	Deputy Interventor, Dr. Axel Kicillof (Decree No. 532/2012).

•	Delegate for the Corporate Legal Services Division, Dr. Rodrigo Cuesta.

•	Delegate for the Administrative and Tax Division and the Finance Division, Dr. Nicolás Arceo.

•	Delegate for the Human Resources Division, Dr. Juan Manuel Abud.

•	Delegate for the Upstream Executive Division, Eng. Exequiel Espinoza.

•	Delegate for the Downstream Executive Division, Lic. Walter Fagyas.

•	Delegate for the Commercial Executive Division, Lic. Emanuel Agis.

•	Delegate for the Industrial Subsidiaries Division, Dr Juan José Carbajales.

In addition, I hereby inform of the creation of a General Operations Unit, created in order to optimize and streamline the daily management of the company and its activities, which is formed by Lic. Roberto Baratta, Eng. Antonio Pronsato, Lic. Damian Camacho, Lic. Luis Vitullo and the delegates mentioned above, and the Intervention General Secretariat, which is lead by Dr. Juan Strada.

Very truly yours.

Architect Julio M. DE VIDO
Interventor, Decree No. 530/12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 18, 2012	By:	/s/ Julio M. DE VIDO
	Name:	Julio M. DE VIDO
	Title:	Interventor